FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Completes Acquisition of Macquarie’s U.S. & European Public Asset Management Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Completes Acquisition of Macquarie’s U.S. & European Public Asset Management Business

Tokyo, December 1, 2025 / New York, November 30, 2025—Nomura has today announced the successful completion of the acquisition of Macquarie’s U.S. and European public asset management business. The purchase price was US$1.8 billion1 and the deal closure brings approximately US$166 billion (as of October 31, 2025) in retail and institutional client assets across equities, fixed income and multi-asset strategies, under Nomura’s global Nomura Asset Management brand.

As disclosed in April 2025, Nomura will bring its private markets business, Nomura Capital Management (NCM), and its high yield business, Nomura Corporate Research and Asset Management (NCRAM), together with the acquired assets to form Nomura Asset Management International, part of Nomura Asset Management.

Kentaro Okuda, Nomura’s President and Group CEO, said: “The successful close of this transaction marks a significant step towards our 2030 Management Vision, boosting our assets under management and diversifying and strengthening our platform.”

Headquartered in New York and Philadelphia, Shawn Lytle will be CEO, Nomura Asset Management International, and Robert Stark, President and Deputy CEO, Nomura Asset Management International. Mr. Lytle was formerly Head of Americas for Macquarie Group, while Mr. Stark will continue in his current position as CEO, Nomura Capital Management. Mr. Lytle will report functionally to Yoshihiro Namura, Head of Nomura’s Investment Management Division, and to Satoshi Kawamura, CEO and President of Nomura Holding America Inc., from an entity perspective.

Chris Willcox, Chairman of Nomura’s Investment Management Division, and Head of Wholesale, said: “We’re delighted to have completed this acquisition ahead of schedule and to welcome on board our new colleagues from Macquarie Asset Management.”

Yoshihiro Namura, Head of Investment Management Division, said: “Our goal with this transaction is simple: build a global platform with excellent investment capabilities and performance that helps clients achieve what matters most to them. I believe the new management team, led by Shawn and Robert, are well placed to deliver on our ambitions.”

Shawn Lytle, CEO, Nomura Asset Management International, said: “The newly combined business has a strong foundation, with a well-diversified platform across all major asset classes and client segments. We now have an exciting opportunity to build on the combined strengths of the new business and to grow the franchise globally.”

In addition to completing the transaction, Macquarie and Nomura have formalized a strategic partnership for product distribution and co-development of investment strategies, as was initially announced in April 2025.

Under the agreement, Nomura will distribute select Macquarie private funds to U.S. high-net-worth and family office clients. The partnership also establishes collaboration on developing innovative investment solutions for clients in the U.S. and Japan.

We have also established a joint working group between Nomura and Macquarie, as part of this partnership, to explore additional potential opportunities to create value for clients through further collaboration between the two organizations.

[1]	The purchase price may be adjusted depending on the size of assets under management, working capital, liabilities, etc. of the target business at the time of closing.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.